Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Albany Molecular Research, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-80477 and No. 333-91423) on Form S-8 of Albany Molecular Research, Inc. of our reports dated March 3, 2006, with respect to the consolidated balance sheet of Albany Molecular Research, Inc. and subsidiaries as of December 31, 2005, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for the year then ended, and the related financial statement schedule, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 and the effectiveness of internal control over financial reporting as of December 31, 2005, which reports appear in the December 31, 2005, annual report on Form 10-K of Albany Molecular Research, Inc. and subsidiaries.

/s/ KPMG LLP
Albany, New York
March 14, 2006